UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2021

DF Growth REIT, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10912

Delaware	83-1263155
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

750 B Street Suite 1930 San Diego, CA 92101	(858) 430-8528
(Address of principal executive offices)	Issuer’s telephone number, including area code

Item 1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results

The Company began operating on November 1, 2018. As of June 30, 2021, the Company had invested a total of $35,172,294 in ten separate projects managed by our Sponsor:

Project	Amount	Investment	Type	Units
DiversyFund Park Blvd	$2,590,700	Equity	Mixed-Use	59
DF Summerlyn	$1,455,500	Equity	Multi-Family	200
McArthur LG	$4,937,449	Equity	Multi-Family	121
Blvd West	$6,100,672	Equity	Multi-Family	242
Woodside Highland	$3,737,928	Equity	Multi-Family	54
Cottonwood Creek	$3,575,336	Equity	Multi-Family	36
The Sardinia Group	$244,500	Equity	Student Housing	8
The France Apartments	$3,516,904	Equity	Multi-Family	30
Azul Apartments	$7,671,305	Equity	Multi-Family	49
DiversyFund Granito	$1,342,000	Debt	Single-Family	N/A

As of June 30, 2021 the Company has received distributions in the amount of $100,700 from these projects and has made distributions in the amount of $2,118,289 to its owners.

For the period from January 1, 2021 through June 30, 2021 (the “Reporting Period”) (i) the net taxable income of the Company was less than zero, (ii) the real estate investment trust taxable income of the Company was less than zero, and (iii) the Company had no net income from foreclosure property.

The following presents our cash flows for the Reporting Period:

Cash provided by (used in)
Operating activities (general and administrative expenses):	$(4,751,902)
Investing activities:	(17,973,419)
Financing activities:	29,256,121
Net increase in cash and cash equivalents	6,530,800
Cash and cash equivalents, beginning of period	5,044,803
Cash and cash equivalents, end of period	$11,575,603

Liquidity & Capital Resources

The Company is seeking to raise up to $75,000,000 of capital in the Offering by selling Class A Investor Shares. As of June 30, 2021, the Company had raised $54,670,218, of which approximately $22,223,551 was raised during the Reporting Period.

The Company does not currently have any unfunded capital commitments. We expect to deploy almost all of the capital we raise in the Offering in making real estate investments. Should we need more capital for any reason, we could either sell more Class A Investor Shares or sell other classes of securities. In selling Class A Investor Shares or other securities, we might be constrained by the securities laws. For example, we are not allowed to sell more than $75,000,000 of securities using Regulation A during any period of 12 months.

Trend Information

During the Reporting Period, the Company continued to be impacted as a result of the COVID-19 pandemic. While this had a negative impact on some aspects of our business, the pandemic (and the federal government’s response to the pandemic) had many positive impacts as well. Among them:

●	According to the U.S. Bureau of Economic Analysis, real gross domestic product in the United States grew by a strong 6.3%, with many economic forecasters projecting continued strong growth through the rest of the year. Higher levels of economic growth mean more money flowing through the economy and more opportunities for our tenants to find gainful employment. This in turn means that fewer tenants will default on their rental obligations, simultaneously ensuring a steady flow of operating cash flow while decreasing our expenses in evicting existing tenants.

●	According to Pew Research, between the second quarter of 2019 through the second quarter of 2021, the median hourly wages of high-wage workers increased from $50.59 to $52.68 and the median for low-wage workers increased from $10.79 to $11.70. Given that many tenants of multifamily housing projects fall within the low- and medium-wage categories, this is a welcome development since it means that our tenants will have greater means to afford their rent and also to stomach any increases in rent that were previously deferred due to the onset of the pandemic should the Company decide to pursue such increases.

●	According to the U.S. Bureau of Labor Statistics, the United States seasonally-adjusted unemployment rate has dropped significantly to 5.2% as of August 2021, down from roughly 15% during the height of the pandemic. This drop in unemployment has been felt across all demographic and socioeconomic indicators, meaning that the dark days of the pandemic-induced recession appear to be behind us. Moreover, many of the industries such as retail, hospitality, and food/beverage that employ many tenants of multifamily properties continue to experience extreme labor shortages, indicating that market demand for labor provided by many tenants of our properties will continue into the foreseeable future. All of these are overwhelmingly positive trends that should ensure at least a steady demand for multifamily properties moving forward.

●	Likely as a result of these positive economic indicators, Fannie Mae’s mid-year multifamily market outlook projects that demand for multifamily housing will cause vacancy rates to decline through the next 12 to 24 months. As a result, Fannie Mae is projecting that rents will likely increase during this period after remaining flat or negative through most of 2020. All of this means that the multifamily market will continue to be a lucrative investment opportunity through the foreseeable future and we believe the Company is well-positioned to take advantage of these trends.

At the same time, not all social or economic indicators are as rosy as they may otherwise appear. For example:

●	Various federal, state, and local foreclosure and eviction moratoriums impacted our ability to evict nonpaying tenants during the Reporting Period. Since tenants knew that we had no ability to require them to pay rent without these necessary tools at our disposal, this created a disincentive for some tenants to pay rent on a timely basis likely impacting our distributions to investors. However, most of those moratoriums have now expired or been repealed, providing us with increased leverage to enforce the terms of our leases.

●	In order to assist property owners in managing nonpaying tenants, Congress allocated billions of dollars in aid that was supposed to be directed to providing financial relief to otherwise cash-strapped landlords and property owners. Unfortunately, many states have been incredibly slow to disburse this money, meaning that substantial unused funds remain that could otherwise be used to provide assistance to the Company. While this was a frustrating turn of events during the Reporting Period, it does leave open the possibility of a large influx of cash during the rest of the year or next year whenever states get around to distributing this assistance and/or Congress enacts fixes to the program enabling funds to flow more freely.

●	The United States is still experiencing high levels of new coronavirus cases and deaths which will likely continue to impact both our tenants and our core business operations. Greater viral spread means more opportunities for the pandemic to impact our tenants directly (or indirectly through a friend or family member) which would impact their ability to pay their rent on time to us in full. In the worst cases, some of our tenants may die or become hospitalized for a significant amount of time or someone they are close with may do the same. Even in the best case scenario, many persons who are infected with COVID-19 recover but still have long-lasting effects commonly referred to as “long COVID.” In either situation, this may cause us to experience a decrease in rental payments while increasing our operating costs due to the expense of foreclosing or evicting on tenants.

●	The substantial influx of government aid to fight the pandemic and the resulting economic growth have led to an increase in inflation not seen in more than a decade. While many experts believe this inflation is only temporary and will only affect a few industries long-term, it is possible these experts are wrong and that the current levels of inflation will continue to rise in the future. This sort of inflation, which so-far has impacted the cost of essential goods such as food and transportation (especially the price of used cars), is unfortunately the type of inflation that will likely hit our tenants the hardest. Although we are hopeful that Congress will take action to provide additional support to our tenants, we remain optimistic that any inflation our tenants are experiencing is merely temporary and will not otherwise impact our operations in any significant way.

Although we have no way of knowing if these trends will continue in the future, we believe that the balance of the evidence shows favorable operating conditions for the Company moving forward. At the very least, it is clear that both the Company and our tenants will continue to face challenges imposed by the pandemic moving forward. How we and they navigate these challenges will greatly influence our returns to Investors.

Item 2

Other Information

During the Reporting Period, the Company made two separate loans totaling $2 million to its manager, Diversyfund Inc., which incur interest at a rate equal to 4% per year and matures on October 20, 2021 (which may be extended for up to 60 days at the Company’s discretion). The purpose of these loans is to enable our Investors to earn a return on otherwise nondeployed funds of the Company as we wait to find the right investment opportunities at the right prices.

Item 3

Financial Statements

DF Growth REIT, LLC

DF Growth REIT, LLC

Consolidated Balance Sheet

As of June 30, 2021

As of June 30, 2021
ASSETS
Investments in rental real estate properties, net of accumulated depreciation	$63,449,193
Construction in progress	3,651,729
Total real estate equity investments	1,729,299
Real estate debt investments	1,342,000
Cash and cash equivalents	11,575,602
Related party receivables	2,530,042
Interest receivable	122,015
Notes and accounts receivable	2,156,156
Other assets	2,362,416
TOTAL ASSETS	$88,918,453

LIABILITIES AND EQUITY

LIABILITIES
Notes payable, net of unamortized loan fees	$38,961,933
Accounts payable and accrued expenses	218,896
Dividends payable	220,863
Rental security deposits and other liabilities	611,074
Deferred Income	26,340
Prepaid rents	50,103
Interest payable	15,787
TOTAL LIABILITIES	$40,104,996

EQUITY
Common shares $10.00 par value; 7,500,000 shares authorized; 5,467,022 shares issued and outstanding, net of offering costs as of June 30, 2021	$54,670,218
Subscription receivable	$(1,432,001)
Accumulated deficit	(5,641,142)
Non-controlling interest	1,216,382
TOTAL EQUITY	$48,813,457

TOTAL LIABILITIES AND EQUITY	$88,918,453

The accompanying notes are an integral part of these financial statements.

DF Growth REIT, LLC

Consolidated Statement of Operations

For the year period June 30, 2021

REVENUES
Rental property revenues	$2,611,158
Interest income	60,821
Unrealized Investment Income	68,943
Other income	301,310
TOTAL REVENUE	$3,042,233

EXPENSES
Depreciation	$962,538
Property operating and maintenance	818,285
Real estate taxes	211,299
Interest expense	1,220,293
General and administrative expenses	1,487,510
Total Operating Expenses	$4,699,926

Investing expenses
Investing expenses	$266,059
Total Investing Expenses	$266,059

TOTAL EXPENSES	$4,965,985
NET LOSS	$(1,923,753)
Loss attributed to non-controlling interest	(16,052)
Loss attributed to common stockholders	(1,907,701)

The accompanying notes are an integral part of these financial statements.

DF Growth REIT, LLC

Consolidated Statement of Stockholders’ Equity

For the period ended June 30, 2021

	Common Stock		Subscription	Accumulated		Total
	Shares	Amount	Receivable	Deficit		Equity
December 31, 2020	3,244,667	$32,446,667	$(229,035)	$(1,599,100)	-	$30,618,532
Proceeds from issuance of common stock	2,222,355	$22,223,551	$(1,202,966)	-	-	21,020,585
Distributions declared on common stock	-	-	-	$(2,118,289)	-	(2,118,289)
Non Controlling Interest due to consolidated of investment	-	-	-	$1,216,382		$1,216,382
Net loss	-	-	-	$(1,923,753)		$(1,923,753)
Balance as of June 30, 2021	5,467,022	$54,670,218	$(1,432,001)	$(4,424,760)		$48,813,457

The accompanying notes are an integral part of these financial statements.

DF Growth REIT, LLC

Consolidated Statement of Cash Flows

For the period ended June 30, 2021

For the Period from January 1, 2021 through June 30, 2021
Cash flows from operating activities:
Net loss	$(1,923,753)
Adjustments to reconcile net loss to net
Cash used in operating activities
Depreciation	962,539
Unrealized loss on equity investments	(67,943)
Amortization on debt issuance costs	71,423
Capitalized interest	(199,593)
Non-controlling interest	(93,000)
Changes in operating assets and liabilities:
Increase in related party receivables	(2,501,714)
Increase in interest receivable	(60,822)
Increase in notes and accounts receivable	(1,866,988)
Decrease in other assets	640,013
Increase in accounts payable and accrued expenses	(23,986)
Increase in dividends payable	90,537
Increase in rental security deposits and other liabilities	355,668
Increase in prepaid rents	23,411
Decreease in interest payable	(184,034)
Increase in deferred income	26,340
Net cash used in operating activities	(4,751,902)

Cash flows from investing activities:
Investment in real estate properties	(17,475,419)
Investment in equity method investees	(132,500)
Investment in real estate debt investments	(365,500)
Net cash used in investing activities	(17,973,419)

Cash flows from financing activities:
Proceeds from the issuance of common stock	21,020,585
Proceeds from notes payable	10,050,000
Principal payments on notes payable	(490,501)
Payment on loan fees associated with new debt	(232,167)
Payments made to investors for dividends	(1,091,796)
Net cash provided by financing activities	29,256,121

Net increase in cash and cash equivalents	6,530,800
Cash and cash equivalents, beginning of period	5,044,803
Cash and cash equivalents, end of period	$11,575,603

The accompanying notes are an integral part of these financial statements.

DF Growth REIT, LLC.

Notes to the Consolidated Financial Statements

June 30, 2021

Note 1 – Formation and Organization

DF Growth REIT, LLC. (the “Company”) is a Delaware corporation formed on July 16, 2018, that builds wealth by investing in cash-flowing apartment buildings along with single and multi-family properties. Our focus is on long-term capital appreciation from the renovation and repositioning of these multi-family properties. The use of the terms the “Company,” “we,”, “us,” or “our” in this Annual Report refer to DF Growth REIT, LLC., unless the context indicates otherwise. We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ended December 31, 2019.

The Company is externally managed by DF Manager, LLC., (“Manager”), which is a subsidiary of the Company’s sponsor, DiversyFund, Inc. (“Sponsor”).

Pursuant to the Form 1-A filed with the SEC with respect to our offering (the “Offering”) of up to $75,000,000 in shares of common stock, the purchase price for all shares was $10.00 per share as of June 30, 2021. The Offering was qualified by the SEC on November 13, 2018, and we commenced operations on November 13, 2018. As of June 30, 2021, we had issued 5,467,022 shares of our common stock for an aggregate purchase price of $54,670,218. The Company has the authority to issue 7,500,000 shares of common stock.

Note 2 – Summary of Significant Accounting Policies

Principles of Consolidation Note

The consolidated financial statements include the accounts of DF Growth REIT LLC and the following subsidiaries in which growth REIT has a controlling financial interest.

Subsidiary	Owning Entity	% Ownership	Year Acquired/Organized
Diversyfund Park Blvd., LLC	DF Growth REIT	62.91%	2017
McArthur LG LLC	DF Growth REIT	100%	2020
BLVDW NC LLC	DF Growth REIT	100%	2020
4500 SOUTH STATE STREET UT LLC	DF Growth REIT	100%	2020
WOODSIDE HIGHLAND UT LLC	DF Growth REIT	100%	2020
524 SW ST. LUCIE, LLC (France Apartment)	DF Growth REIT	100%	2020
201 SW JOAN JEFFERSON WAY, LLC (Azul Apartment)	DF Growth REIT	100%	2021

The consolidated financial statements include 100% of each subsidiary’s assets, liabilities, operations and cash flows, with the interests not owned by REIT reflected as “noncontrolling interests in subsidiaries”. All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual events and results could differ from those assumptions and estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits. Cash and cash equivalents are carried at cost which approximates fair value.

Concentration of Credit Risk

At times, our cash may exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Geographic concentration

As of June 30, 2021, the Company’s investments in real estate operate in California, Texas, North Carolina, Florida, and Utah. Future operations could be affected by changes in economic or other conditions in those geographical areas or the demand for such housing.

Variable Interest Entities and Voting Interest Entities

A variable interest entity (“VIE”) is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. We make an initial determination upon acquisition of a VIE, and reassess the initial evaluation of an entity as a VIE upon the occurrence of certain events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. We determine whether we are the primary beneficiary of a VIE by considering various factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for us or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of our interest and the other interests. We reassess our determination of whether we are the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to our investments is limited to our recorded investment in such entities, if any.

A voting interest entity (“VOE”) is an entity in which equity investors have the characteristics of a controlling financial interest and has sufficient equity at risk to finance its activities. A controlling financial interest exists if limited partners with equity at risk are able to exercise substantive kick-out rights or are able to exercise substantive participation rights. Under the VOE model, generally, only a single limited partner that is able to exercise substantial kick-out rights will consolidate the entity.

As of June 30, 2021, the Company held investments in two entities, which were evaluated under the VIE model and were not consolidated because the Company was not determined to be the primary beneficiary. These investments are carried on the equity method because of the Company’s significant influence.

As of June 30, 2021, the Company held investments in seven entities, which were evaluated under the VOE model and are consolidated because the Company is able to exercise substantial kick-out rights and substantive participation rights.

Income Taxes

The Company operates and is taxed as a REIT for federal income tax purposes for the year ended December 31, 2021. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its stockholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to stockholders. The Company may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements, and no gross deferred tax assets or liabilities have been recorded as of June 30, 2020. As of June 30, 2021, $2,118,291, in distributions have been declared to stockholders, which were classified for tax purposes as non-taxable return of capital.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Rental income is recognized as rentals become due. Rental payments received in advance are deferred until earned. All leases between the Company and tenants of the property are operating leases and are one year or less.

For certain properties, in addition to contractual base rent, the tenants pay their share of utilities to the Company. The income and expenses associated with these properties are generally recorded on a gross basis when the Company is the primary obligor. For the year ended June 30, 2021, the Company did not record any reimbursements of expenses.

Tenant fees, such as application fees, administrative fees, late fees, and other revenues from tenants are recorded when amounts become due.

Purchase Accounting for Acquisitions of Real Estate

Effective November 13, 2018, (Inception) the Company adopted the provisions of Accounting Standard Update 2017-01, which provides that if substantially all the fair value of the gross assets is concentrated in any individual asset, the acquisition is treated as an asset acquisition as opposed to a business combination. Under an asset acquisition, costs directly related to the acquisition are capitalized as part of the purchase consideration. The fair value of the purchase consideration is then allocated based on the relative fair value of the assets. The estimates of the fair value of the purchase consideration and the fair value of the assets acquired is consistent with the techniques used in a business combination.

Accounting for Long-Lived Assets and Impairment of Real Estate Owned

The Company reviews its real estate portfolio on a quarterly basis to ascertain if there are any indicators of impairment to the value of any of its real estate assets, including deferred costs and intangibles, to determine if there is any need for an impairment charge. In reviewing the portfolio, the Company examines one or more of the following: the type of asset, the current financial statements or other available financial information of the asset, and the economic situation in the area in which the asset is located. For each real estate asset owned for which indicators of impairment exist, management performs a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the asset to its carrying amount. If the aggregate undiscounted cash flows are less than the asset’s carrying amount, an impairment loss is recorded to the extent that the estimated fair value is less than the asset’s carrying amount. The estimated fair value is determined using a discounted cash flow model of the expected future cash flows through the useful life of the property. The analysis includes an estimate of the future cash flows that are expected to result from the real estate investment’s use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, the effects of leasing demand, competition and other factors.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of a tenant to make required rent payments. On June 30, 2021, there was zero balance in the allowance for doubtful accounts. The Company records bad debt expense as a reduction of rental income and/or tenant reimbursements.

Advertising costs

The Company’s policy is to expense advertising costs when incurred. Pursuant to the Company’s operating agreement, the Company may be required to reimburse the Sponsor for advertising costs related to the raising of capital of up to 1% of total capital raised.

Deferred Financing Costs

Mortgage costs are capitalized and amortized using the straight-line method which management does not believe is materially different than the effective interest rate method, over the terms of the respective debt obligations. At June 30, 2021, deferred financing costs amounted to $912,770, net of accumulated amortization. Amortization of such costs is included in interest expense and approximated $71,423 in 2021. The Company presents unamortized deferred financing costs as a direct deduction from the carrying amount of the related debt liability.

Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Fair Value Option

ASC 825 “Fair Value Option for Financial Assets and Financial Liabilities” (“ASC 825”) provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. ASC 825 permits the fair value option election on an instrument by instrument basis at initial recognition. We have decided not to make this election.

Note 3 – Investments in Real Estate

The following table presents the Company’s acquisitions of real estate during the period from January 1, 2021 through June 30, 2021:

Description of Property	Date acquired	Ownership Percentage	Contract Purchase Price	Terms of Payment	Real Estate Acquisition Costs
Azul Apartment	January 27, 2021	100.00%	$15,500,000	Cash	$1,353,720
Stuart, FL
Totals for 2021			$15,500,000		$1,353,720

The following table details the allocation of the purchase price for the Company’s acquisitions of real estate during the period from November 13, 2018 (inception) through June 30, 2021:

Description of Property	Land	Building	Total
Park Blvd.	$3,700,000	$-	$3,700,000
San Diego, CA
McArthur Landing	$-	$10,271,913	$10,271,913
Fayetteville, NC
Boulevard West	$-	$13,848,427	$13,848,427
Greenvile, NC
Woodside at Holladay	$-	$9,110,137	$9,110,137
Holladay, UT
Cottonwood Creek	$-	$5,721,798	$5,721,798
Murray, UT
The France	$-	$4,755,281	$4,755,281
Stuart, FL
Azul Apartment		$17,013,718	$17,013,718
Stuart, FL
Totals for 2021 before depreciation	$3,700,000	$60,721,274	$64,421,274

Minimum Future Rents

The rental properties owned at June 30, 2021, are principally leased under 12-month operating leases with certain tenant renewal rights. The Company expects to receive rental income of $5,282,398 from these leases in 2021.

Note 4 – Commercial Real Estate Debt Investments

As of June 30, 2021, our debt related investment was not considered impaired, and no impairment charges were recorded in the financial statements. We believe the fair value of the debt investment reasonably approximates to the carrying value of the debt investment as of June 31, 2021. The Company had invested in one debt related investment as of June 30, 2021. DiversyFund Granito, LLC is a 12-month term note maturing on 9/27/2021 with a 10.25% annual interest rate. The following table describes our debt related investment activity for the year ended June 30, 2021:

Investment in Debt:	Amount
Balance at beginning of period	$976,500
Principal and interest repayments	-
Investment and interest	365,500
Balance as of June 30, 2021	$1,342,000

The following tables present the Company’s investments in debt securities, as of June 30, 2021.

Asset Type	Number	Original Principal Amount or Cost	Carrying Value	Average Investment Return	Allocation by Investment Type
Residential Property	1	$1,342,000	$1,342,000	10.25%	100.00%
Balance as of June 30, 2021	1	$1,342,000	$1,342,000	10.25%	100.00%

The following table present certain information about the Company’s investments in debt securities, as of June 30, 2021, by contractual maturity grouping:

Asset Type	Number	Amounts Maturing Within One Year
Residential Property	1	$1,342,000
Balance as of June 30, 2021	1	$1,342,000

Credit Quality Monitoring

The Company’s preferred equity investments that earn interest based on debt-like terms are typically secured by interests in entities that have interests in real estate. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered an investment for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of June 30, 2021, the investment is considered to be performing and no allowance for loan loss has been recorded. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

Note 5 – Equity Method Investments

As of June 30, 2021, the Company has invested in two separate multifamily properties that are being reported on the equity method. The following table presents certain information about the Company’s investments in equity securities, as of June 30, 2021:

Property Name	Year Invested	Location	Ownership	06/30/21 Value
The Sardinia Group	2018	San Diego, CA	53%	$190,628
DF Summerlyn LLC	2019	Killeen, TX	38%	$1,538,672
Total				$1,729,300

Note 6 – Related Party Arrangements

DF Manager, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making investments on behalf of the Company.

The Manager will not be reimbursed for organizational and offering expenses incurred in conjunction with the Offering. The Company will not reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection or acquisition of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires the investment. The Company will not reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company.

Under various agreements, the Company has engaged or will engage DF Manager, LLC to provide certain services to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon DF Manager, LLC. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

DiversyFund, Inc., Sponsor

The Sponsor receives an acquisition fee directly from the Company’s real estate investments for sponsoring the acquisition of the asset. The sponsor performs services of sourcing, underwriting, due diligence, investment oversight, arranging debt financing, and execution of the business plan. The Sponsor is entitled to receive an acquisition fee paid at the asset level of up to 8.00% of the total project cost including acquisition price, construction or capital expenditure budget and insurance and carrying costs. Sponsor is also entitled to receive a financing fee from the asset level of up to 1% of the total debt amount obtained for a project. Sponsor is also entitled to receive an asset management fee of up to 2% of collected rents from a project. In 2021 the Sponsor received financing and acquisition fees totaling $1,453,720 in connection with the acquisitions of one new multi-family properties.

Property Name	Date	Acquisition Fee	Financing Fee	Total Sponsor Fee
Azul Apartment	1/27/2021	$1,253,720	$100,000	$1,353,720
Total		$1,253,720	$100,000	$1,353,720

Executive Officers of our Sponsor

As of the date of this Annual Report, our executive officers are as follows:

Name	Position
Craig Cecilio	Chief Executive Officer
Alan Lewis	Chief Investment Officer

Craig Cecilio has served as our Chief Executive Officer of our Sponsor since its inception.

Alan Lewis has served as the Chief Investment Officer of our Sponsor since its inception.

DF Manager acts as the Company’s manager and is wholly owned and operated by the sponsor.

All equity and debt investments owned by the Company are related parties as they are managed directly by DiversyFund, Inc.

Related Part Receivable

On June 22nd 2021, The Company lent $2,000,000 as a short term loan to Diversyfund Inc, the sponsor with 4% annual interest rate to support its operations. The Company loaned $501,713.55 for Summerlyn’s insurance and property taxes and was repaid on July 13, 2021 after the reporting period. $28,328 was related to legal services for DF Growth REIT II LLC. This amount is owed back to the Company and will be repaid in 2021.

Note 7 – Commitments and Contingencies

Legal Proceedings

As of June 30, 2021, we were not named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

Note 8 – Distributions

Investor distributions are determined by each shareholders’ investment of record each day during the distribution period.

The table below outlines the Company’s total distributions declared to shareholders and distributions relating to the Sponsor and its affiliates for the year ended June 30, 2021

Distribution Period	Daily Distribution per Common Share	Annualized Yield	Total Amount of Distribution	Paid/Reinvested as of June 30, 2021
June 1, 2019 through December 31,2019	0.00059113	5.00%	$140,945	$140,945
January 1, 2020 through December 31, 2020	0.00074774	5.00%	$885,549	$885,549
January 1, 2021 through June 30, 2021	0.00054714	5.00%	$1,091,797	$870,933
			$2,118,291

(1)	Distributions are paid or reinvested on the 15th of the following month after the distribution period.

Note 9 – Notes Payable

The following table summarizes the terms of notes payable outstanding at June 30, 2021:

Property	Lender	Monthly Debt Service	Interest Rate	Maturity	2021
Unsecured Notes
DiversyFund Park Blvd	DiversyFund Income Fund		14.00% (Fixed Deferred Interest)	4/17/2022	$134,800
					$134,800
Secured Notes
DiversyFund Park Blvd	Socotra Capital Inc	$24,578	9.75% (Fixed)	8/1/2022	$3,025,000
DiversyFund Park Blvd	Tempo Funding Opportunity	$8,000	24.00% (Fixed)	6/23/2022	130,533
DiversyFund Park Blvd	Tom Calaluca	$8,000	16.00% (Fixed)	5/18/2022	200,000
McArthur Landing	Standard Insurance Company	$33,584	4.13% (Fixed)	7/1/2045	6,145,747
Blvd West	StanCorp Mortgage Investors, LLC	$42,364	3.63% (Fixed)	5/20/2045	8,176,251
Woodside	Keystone Real Estate Income Trust	$43,582	7.25% (Fixed)	9/1/2022	6,000,000
Cottonwood	StanCorp Mortgage Investors, LLC	$12,766	3.50% (Fixed)	8/26/2045	2,512,373
France Apartments	Edgewood Mac V LLC	$26,372	8.75% (Fixed)	12/1/2022	3,500,000
Azul Apartments	Edgewood Mac V LLC		7.25% (Fixed)	1/26/2022	10,050,000
					$39,739,903
Unamortized Loan Costs					$(912,770)
Total Notes Payable					$38,961,933

Unsecured Senior Notes

In 2017, the Company issued a private placement of unsecured senior notes. This senior note has a balance of $134,800 as of June 30, 2021 and is due in 2022. The senior note has a fixed annual interest rate of 14%.

Secured Mortgage Notes

As of June 30, 2021, the Company had $39.7 million outstanding on nine non-recourse mortgage notes. All interest rates on the secured mortgage notes are fixed. Assets with depreciated carrying values of $62.9 million were pledged as security on these mortgage notes payable.

Note 10 – Investment and depreciation in real estate properties

Real estate assets are stated at depreciated cost less impairment, if any. Buildings are depreciated over their estimated useful lives of 30 years. The life of a particular building depends upon a number of factors including whether the building was developed or acquired and the condition of the building upon acquisition. The Company uses the straight-line method for all depreciation and amortization

	Estimated Useful Life	2021
Land		$3,700,000
Operating Real Estate Properties	30 Years	61,182,974
Less Accumulated Depreciation		(1,433,782)
Total Real Estate, net		$63,449,192

Note 11 – Subsequent Events

Events that occur after the balance sheet date, but before the financial statements were available to be issued, must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. Management has evaluated the activity of the Company through September 24, 2021, the date the financial statements were available to be issued.

DiversyFund Granito LLC

In July, 2021, the Company made an additional debt investment of $70,000. In August, 2021 the Company invested $76,000. In September 2021 the Company invested $90,000. As of September 24, 2021, the Company has made a total debt investment of $1,578,000.

DiversyFund Park Blvd., LLC

In July, 2021, the Company made an additional equity investment of $270,000. In August, 2021, the Company made an additional equity investment of $53,000. In September 2021 the Company invested $105,000. As of September 24, 2021, the Company has made a total equity investment of $3,018,700.

North Charleston Townhomes, LLC

On September 1, 2021 the Company acquired a 145-unit multi-family asset, Willow Ridge Apartments, in North Charleston, South Carolina. The Company invested $6,100,000 of equity to secure the asset at a price of $22,075,000.

Property Acquisition Deposits

On July 1st, 2021, the Company made an additional equity investment of $250,000 into Cobble Hill Apartments. On July 2nd, 2021, the Company made an additional equity investment of $100,000 into Mission Villas Apartments. From July 8th to July 20th, 2021, the Company made a payment of $70,974 for Town Center Apartments’ start-up costs, legal fees and payroll. On July 22nd, 2021, the Company made an additional equity investment of $250,000 into Village Creek Apartments. On August 3rd, 2021, the Company made an additional equity investment of $200,000 into Mission Villas Apartments. From August 5th to 24th, the Company made a payment of $21,000 for Town Center’s start-up costs and payroll costs. On August 25th, 2021, the Company made an additional equity investment of $100,000 into Mission Villa Apartments. As of September 28th, 2021, the Company has made a total equity investment of $2,708,854 for new property acquisitions.

Offering Proceeds

As of September 24, 2021, we had raised total gross offering proceeds of approximately $61,163,582 from settled subscriptions and issued an aggregate of 6,116,358 shares of our common stock. As of September 24, 2021, approximately $13,836,418 in shares remained available for sale to the public pursuant to the Offering.

Note 12 – Miscellaneous Items

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be to the company, management does not expect the COVID-19 outbreak to have a permanent negative impact on DF Growth REIT’s operations. Additionally, it is reasonably possible that estimates made in the financial statements have been, or will be, materially and adversely impacted in the near term as a result of these conditions, such as impairment losses related to goodwill and other long-lived assets.

Item 4

Exhibits

Exhibit 1A-2A	Certificate of Formation.*
Exhibit 1A-2B	LLC Agreement – The agreement by and among the Company and all of its members captioned “Limited Liability Company Agreement” and dated August 1, 2018.*
Exhibit 1A-2C	Authorizing Resolution – The resolution adopted by the Manager creating the Class A Investor Shares.*
Exhibit 1A-6A	Investment Agreement – The agreement to be signed by each Investor to acquire a Class A Investor Shares.*
Exhibit 1A-6B	Management Agreement – The agreement captioned “Management Services Agreement” by and between the Company and the Manager dated August 1, 2018.*
Exhibit 1A-8	Escrow Agreement – The Agreement captioned “Escrow Services Agreement” with Prime Trust, LLC.*

*	All Exhibits are incorporated by reference to those previously filed.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DF Growth REIT, LLC

By:	DF Manager, LLC, as Manager

By:	DiversyFund, Inc., as Manager

By:	/s/ Craig Cecilio
Craig Cecilio, Chief Executive Officer

Pursuant to the requirements of Regulation A, this Semiannual Report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Alan Lewis
Alan Lewis
Director and Chief Investment Officer of DiversyFund, Inc.
September 28, 2021

/s/ Craig Cecilio
Craig Cecilio
Director and Chief Executive Officer of DiversyFund, Inc.
September28, 2021